1 Earnings Presentation | 3Q26 3Q26 Earnings Presentation Banking strength, technology at scale, a flywheel in motion November 2026

2 Earnings Presentation | 3Q26 26.3 27.8 29.4 30.4 31.7 33.3 34.9 36.1 37.7 39.3 41.3 43.1 44.0 45.3 46.8 1 5.0 2 0. 2 5.0 3 0. 3 5.0 4 0. 4 5.0 5 0. 11 49 91 151 183 206 243 275 287 315 336 374 395 421 425 - 5 0 1 0 1 50 2 0 2 50 3 0 3 50 4 0 4 50 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Note: Definitions are in the Glossary section of this Earnings Presentation. Net Income Total Clients Highlights 3Q26 16% ROE +160 Basis Points YoY +26% Net Revenue Growth YoY

3 Earnings Presentation | 3Q26 CEO Overview João Vitor Menin Global CEO

4 Earnings Presentation | 3Q26 Banking strength, technology at scale a flywheel in motion

5 Earnings Presentation | 3Q26 A category of one. It still holds true, more than ever. 2018 IPO Page: Born from banking, powered by tech. Previous headquarters’ “Tarifômetro” Belo Horizonte, Brazil Mentality AppendixCEO Overview Financial Performance Traditional banks strive to enter the digital market… …while Fintechs struggle to become a financial institution Authorized to offer a wide range of products Experience of working in a highly regulated market Credibility Scalable business model Marketing through a referral strategy Retail distribution without the need of physical branches Agility BANKING + TECHNOLOGY = BANTECH

Earnings Presentation | 3Q26

inter

Our model is **built for any cycle**


BALANCE SHEET
Fortress balance sheet
LOAN BOOK
~70%
Secured[1]
COST OF FUNDING
~66%
Of CDI (LTM)


REGULATORY
Aligned with the regulator
Private Payroll
Real Estate
Invoice discounting


COMPETITIVE LANDSCAPE
Growing client franchise
RETAIL CLIENTS
#2
growth in the Americas
Euromoney - Americas 2025[2]
PIX
~9%
market share[3]


TECHNOLOGY
AI already running
Data Vault
Cloud Ops
Seven Multi-agent

BANK + TECH

Note 1: 3Q26 loan book . Loans and advances to clients - unsecured . Unsecured = credit card loans + personal loans that aren't payroll linked or have no guarantees. **Note 2:** Euromoney, Fastest growing banks - Americas. Ranking on absolute retail-customer growth in 2025. **Note 3:** Market data from Banco Central do Brasil, excluding transactions outside of SPI.

CEO Overview Financial Performance Appendix 6

7 Earnings Presentation | 3Q26 We don’t adapt to the future. We design it. First in digital banking The first 100% digital & free bank in Brazil. First in the cloud The first bank in Latin America to operate 100% in the cloud. First in Super App All services in one single place, in a single Super App. AI investment AI as a teammate, a cognitive change that is just beginning.2015 2018 2020 Next CLOUD ONLYMOBILE ONLY ONE APP ONLY AI ONLY Innovation Every bold move in our history fueled a flywheel AppendixCEO Overview Financial Performance

8 Earnings Presentation | 3Q26 0 10 20 30 40 50 60 70 80 90 100 110 12 0 13 0 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 Our flywheel drives sustainable growth and profitability 3 Capabilities With more data and smarter, we get better at our products and services. 2 Intelligence Every new client and every interaction adds data to our data vault. 1 Relationship Clients come to Inter first. And they come most often. Flywheel of learning effects Continued growth Sustainable profitability Quarters of Relationship Gross ARPAC by Cohort In R$, monthly 3Q26 2Q18 AppendixCEO Overview Financial Performance

Earnings Presentation | 3Q26

A team built to **lead the future**



GLOBAL CEO

João Vitor Menin

SENIOR VICE PRESIDENTS



COO

Alexandre Riccio

FOCUS

Credit Underwriting & Operational Excellence

Excellence in credit underwriting and AI-powered operations at scale



WELCOME!

CGO

Francisco Santos

FOCUS

Growth & Monetization

Growing businesses and monetizing our flywheel

PREVIOUS EXPERIENCE

itaú PicPay Cielo Santander



CFO

Santiago Stel

FOCUS

Profitability & Capital Allocation

Turning growth into returns with disciplined capital

Our culture as the foundation

- Client Centricity
- Operational Excellence
- Driven by Innovation
- Winning Mentality
- Enterprise Thinking

CEO Overview Financial Performance Appendix 9

10 Earnings Presentation | 3Q26 Francisco Santos SVP Chief Growth Officer (SVP CGO) EXPERIENCE Growing businesses and monetizing our flywheel KEY FOCUSES 01 02 03 RETAIL CLIENTS SMBs STRATEGY Increase client principality and monetization Drive cross-sell from funding into credit Bring new perspectives to shape the Inter of the future AppendixCEO Overview Financial Performance

11 Earnings Presentation | 3Q26 Alexandre Riccio SVP Chief Operations Officer (SVP COO) Excellence in credit and AI-powered operations at scale KEY FOCUSES 01 02 03 CREDIT COLLECTIONS OPERATIONS Evolve our Next Gen Foundation models to full scale Reach full maturity in collection execution & products Scale up process transformation with agentic AI MANDATE Excellence in credit and AI-powered operations at scale AppendixCEO Overview Financial Performance

12 Earnings Presentation | 3Q26 Financial Performance Santiago Stel SVP CFO

13 Earnings Presentation | 3Q26 1,164; 69% 1,258; 68% 1,363; 74% 1,470; 73% 1,623; 75% 1,819; 76% 1,882; 77% 2,044; 78% 2,107; 78% 512; 31% 586; 32% 475; 26% 534; 27% 539; 25% 579; 24% 559; 23% 592; 22% 611; 22% 1,676 1,844 1,838 2,003 2,162 2,398 2,441 2,636 2,718 2,684 2,963 3,162 3,567 3,977 4,294 4,346 4,588 4,790 - 5 00 1, 00 0 1, 50 0 2 ,0 00 2 ,50 0 3 ,0 00 3 ,50 0 4 ,0 00 4 ,5 00 5 ,0 00 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Revenue In R$ millions Diversified revenue streams delivering consistent growth Note: Definitions are in the Glossary section of this Earnings Presentation. AppendixCEO Overview Financial Performance

14 Earnings Presentation | 3Q26 18.7 19.6 18.2 19.1 20.2 21.2 21.0 22.2 22.3 32.5 33.6 31.4 32.3 33.2 35.1 34.1 35.5 35.6 13.8 14.0 13.1 13.1 13.1 13.8 13.1 13.2 13.3 47.2 49.3 50.0 53.7 56.8 58.5 57.0 58.6 59.7 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Margin per Active Client (Net of Interest Expenses) Net ARP AC Cost to Serve Gross ARPAC ARPAC and CTS Evolution In R$, monthly Deeper engagement and higher credit penetration fueling monetization Note: Definitions are in the Glossary section of this Earnings Presentation. Quarters of Relationship Gross ARPAC by Cohort In R$, monthly 0 10 20 30 40 50 60 70 80 90 100 110 12 0 13 0 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 10 20 +R$10 in early ARPAC from newer cohorts 56% 57% 57% 58% 58% 58% 59% 58% 58% 19.5 20.6 21.6 22.7 23.9 25.0 25.8 26.4 27.1 34.9 36.1 37.7 39.3 41.3 43.1 44.0 45.3 46.8 - 5 .0 1 0. 1 5.0 2 0. 2 5.0 3 0. 3 5.0 4 0. 4 5.0 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Total Number of Clients In millions AppendixCEO Overview Financial Performance 3Q26 2Q18

15 Earnings Presentation | 3Q26 10.4% 11.1% 13.0% 14.5% 14.9% 14.9% 14.9% 14.5% 14.0% 3.2% 6.0% 8.4% 3.8% 2.5% 2.4% 7.9% 5.8% 2.3% 0. 0% 2. 0% 4. 0% 6. 0% 8. 0% 10. 0% 12. 0% 14. 0% 16. 0% 8.68% 8.74% 8.84% 9.07% 9.28% 9.57% 9.54% 10.12% 9.96% 5.16% 5.30% 5.51% 5.56% 5.62% 5.92% 5.58% 5.86% 5.74% 3. 00% 4. 00% 5. 00% 6. 00% 7. 00% 8. 00% 9. 00% 10. 00% 11.0 0% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 NIM 2.0 NIM1 In % NIM 2.0 Risk-Adjusted Average CDI of the Quarter Annualized IPCA of the Quarter Asset ÷ Equity² Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: NIM 2.0 and Risk-Adjusted NIM 2.0 do not include transactor credit card portfolio. Note 2: Total assets / Total shareholder's equity. NIM growth reflecting our execution capability 9.0x8.9x8.4x7.9x 9.4x 9.5x 9.5x 9.7x 9.6x AppendixCEO Overview Financial Performance

Earnings Presentation | 3Q26

Strong credit growth combined with disciplined capital allocation

Expanded Loan Portfolio[1] & Loan per active client

In R$ billion & in R$ thousands


1.73
1.73
1.73
1.77
1.83
1.93
1.93
1.97
2.01
35.7
2.0; 5.5%
33.7
10.8; 30.2%
4.7; 13.1%
10.3; 28.8%
8.0; 22.3%
37.8
2.2; 5.9%
35.6
11.8; 31.2%
4.3; 11.4%
11.3; 29.8%
8.2; 21.7%
39.8
2.4; 6.1%
37.4
12.3; 30.8%
4.0; 10.1%
12.2; 30.6%
0.2; 0.5%
8.7; 21.9%
42.9
2.6; 6.1%
40.2
13.0; 30.3%
4.0; 9.3%
13.3; 31.1%
0.7; 1.7%
9.2; 21.5%
46.4
2.6; 5.6%
43.8
14.0; 30.1%
4.3; 9.2%
14.5; 31.3%
1.3; 2.7%
9.8; 21.1%
51.0
2.8; 5.4%
48.3
15.3; 29.9%
4.7; 9.2%
16.2; 31.7%
1.9; 3.7%
10.2; 20.0%
52.9
3.1; 5.8%
49.8
15.6; 29.5%
4.1; 7.8%
17.3; 32.8%
2.5; 4.7%
10.3; 19.4%
55.4
3.5; 6.3%
51.9
16.0; 28.9%
4.7; 8.5%
18.2; 32.9%
2.8; 5.1%
10.1; 18.2%
58.1
3.5; 6.1%
54.6
16.5; 28.4%
5.2; 8.9%
19.9; 34.3%
3.1; 5.3%
9.9; 17.0%
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26
QoQ
YoY
+3%
+10%
Loan per Active Client²
+5%
+25%
Total
+2%
+35%
Private Securities⁶
+5%
+25%
Gross Loan Portfolio
+3%
+18%
Credit Card
+9%
+22%
SMBs³
+9%
+37%
Mortgages + Home Equity⁵
+9%
+147%
Private Payroll
-2%
+1%
Public Payroll + Personal Loans⁴

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1**: Expanded Loan Portfolio = Loans and advancements to clients, gross of provision expenses + private securities. **Note 2**: Total gross loan portfolio divided by total active clients. **Note 3**: SMB includes Agribusiness loans. **Note 4**: Personal includes payroll deductible loans, overdraft, credit card renegotiations, FGTS and other loans. **Note 5**: Home Equity, business and individuals' portfolio, Mortgage and US Mortgage. **Note 6**: Private Securities = Debentures, Certificates of Real Estate Receivables, Investment Fund Quotas, Certificates of Agricultural Receivables, Commercial Promissory Notes, Fixed-Term Deposit with Special Guarantee, Rural Product Bill, Financial Bills, Bank Deposit Certificates, Agribusiness Credit Bills (LCA), Real Estate Credit Bills (LCI), and Development Bills of Credit.

CEO Overview Financial Performance Appendix 16

17 Earnings Presentation | 3Q26 1.87% 1.85% 1.66% 1.60%1.65% 1.95% 1.99% 2.12% 2.10% 1.76% 2.07% 0 .2% 0 .7% 1. 2% 1. 7% 2 .2% 2 .7% 3 .2% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Sound asset quality amid fast portfolio growth 1.65% 1.23% 1.21% 1.52% 1.46% 1.62% 1.69% 1.83% 1.74% 1.56% 1.73% 0 .3 0% 0 .8 0% 1. 30% 1. 80% 2 .30% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 NPL Formation In % NPL > 90 days (expanded portfolio) NPL 15 to 90 days (expanded portfolio) 4.1% 4.0% 4.3% 4.1% 4.1% 4.0% 4.6% 4.8% 4.5% 3.9% 3.8% 4.0% 3.9% 3.8% 3.8% 4.3% 4.5% 4.2% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 6 .5% 7 .0% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Stage 3 Formation In % NPL > 90 days NPL 15 to 90 days NPL Formation (expanded portfolio) NPL Formation Stage 3 Formation (expanded portfolio) Stage 3 Formation 5.1% 4.9% 4.6% 4.6% 4.5% 4.7% 5.1% 5.3% 5.5% 4.8% 4.7% 4.4% 4.4% 4.4% 4.5% 4.8% 5.0% 5.3% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 6 .5% 7 .0% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Considering Gross Loan Portfolio. AppendixCEO Overview Financial Performance NPL > 90 Days1 In % NPL 15 to 90 Days1 In %

18 Earnings Presentation | 3Q26 130% 136% 143% 143% 146% 141% 137% 134% 135% 10 0% 10 5% 1 0% 1 5% 12 0% 12 5% 13 0% 13 5% 14 0% 14 5% 15 0% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Sound asset quality amid fast portfolio growth Coverage Ratio2 In % Cost of Risk Cost of Risk Excl. Private Payroll4.9% 4.75% 4.6% 5.0% 5.4% 5.3% 5.6% 5.9% 5.9% 4.6% 4.7% 5.2% 5.0% 5.1% 5.5% 5.3% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 6 .5% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 All-in Cost of Risk1 In % Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Considering Gross Loan Portfolio and securities that generate provision expenses. Note 2: Considering “Provision for expected credit losses on loan commitments”. AppendixCEO Overview Financial Performance

19 Earnings Presentation | 3Q26 Operational Breakthroughs… Private Payroll growing with operational excellence Note: Definitions are in the Glossary section of this Earnings Presentation. 282 570 629 759 1.3 2.5 2.8 3.1 0 .0 0 .5 1 .0 1 .5 2 .0 2 .5 3 .0 3 .5 3Q25 1Q26 2Q26 3Q26 Private Payroll Portfolio In R$ billions, active clients in thousands 2.4% 5.6% 4.4% 4.9% 3.2% 2.4% 5.8% 5.9% 4.8% 5.8% 2 .0% 2 .5% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 6 .5% 3Q25 4Q25 1Q26 2Q26 3Q26 Stage 3 NPL …Are Improving Asset Quality Trends… …Leading to Improved margins Automatic Relinkage LIVE ˜30% Of the NPL relinked Private Payroll Insurance ˜40% Penetration LIVE Private Payroll NPL & Stage 3 Formation In % 0 1 2 3 4 5 6 7 8 9 10 11 12 3Q26 2Q25 Illustrative Net Margin after CoR per Cohort In % AppendixCEO Overview Financial Performance Months

Earnings Presentation | 3Q26

inter

Diversified funding franchise

Funding, Funding per Active Client and Loans over Deposits

In R$ billions, in R$ thousands & in %


QoQ
YoY
67%
65%
63%
65%
65%
67%
68%
68%
69%
+0.4 p.p.
+3.8 p.p.
Loans to Deposits Ratio5
1.90
1.98
1.93
1.96
2.06
2.11
2.02
2.08
2.13
+2%
+3%
Deposits per Active Client1
50.3
55.1
59.1
62.2
67.9
72.9
74.1
77.2
81.0
+5%
+19%
Total Funding
-10%
-14%
Other2
+10%
+45%
Securities Issued
+6%
+20%
Time Deposits3
+3%
+13%
Transactional Deposits4
4.1; 8%
9.0; 18%
21.2; 42%
15.9; 32%
4.5; 8%
9.9; 18%
23.0; 42%
17.6; 32%
6.8; 12%
10.7; 18%
25.1; 42%
16.5; 28%
6.4; 10%
11.4; 18%
27.3; 44%
17.1; 28%
6.4; 9%
12.2; 18%
30.9; 45%
18.4; 27%
6.1; 8%
14.1; 19%
32.4; 44%
20.2; 28%
6.9; 9%
15.0; 20%
33.1; 45%
19.1; 26%
6.2; 8%
16.2; 21%
34.8; 45%
20.0; 26%
5.5; 7%
17.8; 22%
37.0; 46%
20.7; 26%
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

Note: Definitions are in the Glossary section of this Earnings Presentation. **Note 1:** Deposits per active client considers total demand deposits plus time deposits by the total number of active clients of the quarter. **Note 2:** Includes savings deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and on lending). **Note 3:** Excluding "Conta com Pontos" balance. **Note 4:** Includes "Conta com Pontos" balance and demand deposits. **Note 5:** Total deposits/(Total funding excluding eligible capital instruments).

CEO Overview
Financial Performance
Appendix
20

21 Earnings Presentation | 3Q26 Cost of Funding1 In %, annualized Low cost of funding sustaining competitive advantages Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Average CDI daily rate during the quarter. 10.4% 11.1% 13.0% 14.5% 14.9% 14.9% 14.9% 14.5% 14.0% 6.8% 7.1% 8.3% 9.4% 10.2% 9.8% 9.5% 9.6% 9.8% 65.4% 64.2% 63.8% 64.8% 68.2% 65.6% 64.1% 65.9% 70.0% 62.4% 64.2% 65.9% 67.0% 65.1% 67.7% 65.2% 68.1% 67.9% 3 0. 0% 3 5. 0% 4 0. 0% 4 5. 0% 5 0. 0% 5 5. 0% 6 0. 0% 6 5. 0% 7 0. 0% 2.0% 7.0% 12.0% 17.0% 22.0% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 AppendixCEO Overview Financial Performance

22 Earnings Presentation | 3Q26 Expenses¹ In R$ millions 475; 60% 496; 59% 528; 64% 540; 62% 543; 60% 589; 58% 618; 62% 623; 60% 637; 60% 259; 33% 284; 34% 235; 28% 257; 29% 285; 31% 313; 31% 285; 29% 303; 29% 314; 29% 53; 7% 61; 7% 67; 8% 77; 9% 85; 9% 112; 11% 93; 9% 110; 11% 116; 11% 787 841 831 873 913 1,015 996 1,036 1,067 - 2 0 0 4 0 0 6 0 0 8 0 0 1 ,0 0 1 ,2 0 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Controlled expenses while we keep scaling our business Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: IFRS Financial Statements lines: “Personnel expenses”, “Depreciation and Amortization”, “Administrative Expenses”. AppendixCEO Overview Financial Performance

23 Earnings Presentation | 3Q26 62.4% 53.4% 51.7% 51.4% 47.7% 47.6% 50.4% 48.5% 48.3% 47.1% 45.2%45.5% 43.8% 42.1% 41.9% 4 0. 5% 4 5. 5% 5 0. 5% 5 5. 5% 6 0. 5% 6 5. 5% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 SG&A 100 97 103 105 105 111 132 141 139 147 153 170 167 174 179 113 124 128 138 145 163 181 180 194 212 234 238 258 266 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Efficiency Ratio2 In % Revenue and Expenses In %, index in a 100 basis Inter Pag acquisition Net Revenue IOC adjusted1 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Revenues minus tax expenses, except taxes related to interest on own capital . Note 2: Excluding taxes on interest on own capital. Operating leverage in action with expenses growing well below revenues AppendixCEO Overview Financial Performance

24 Earnings Presentation | 3Q26 0.7% 3.0% 5.5% 9.0% 10.0% 10.6% 12.3% 13.7% 14.1% 15.2% 15.5% 16.4% 16.8% 17.6% 17.0% 0.7% 2.7% 5.0% 8.2% 9.2% 9.8% 11.3% 12.5% 12.9% 13.9% 14.2% 15.1% 15.5% 16.3% 15.8% Net Income ROE Net Income & ROE In R$ millions and in % ROA Note: Definitions are in the Glossary section of this Earnings Presentation. A track record of sustainable and compounding results ROTE (Excluding only goodwill) 11 49 91 151 183 206 243 275 287 315 336 374 395 421 425 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 1.57%1.52%1.53%1.46%1.50%1.42%1.28%1.19%1.05%0.70%0.40% 1.60% 1.67% 1.62%0.10% AppendixCEO Overview Financial Performance

25 Earnings Presentation | 3Q26 ROE & ROA of Top 25 Banks in Brazil by Assets1 4.93% 3.01% 2.76% 2.24% 1.87% 1.80% 1.76% 1.63% 1.58% 1.56% 1.50% 1.43% 1.39% 1.26% 1.25% 1.24% 1.19% 1.13% 1.03% 1.00% 0.95% 0.67% 0.45% 0.38% 0.29% N U PA GA M EN TO S - P RU DE N CIA L M ER CA N TIL D O BR AS IL - P RU DE N CIA L B CO D O N O RD ES TE D O BR AS IL SA -P RU D EN CI AL B TG PA C TU AL -P RU D EN CI AL P INE - PR UD EN C IAL P ICP AY - PR UD EN C IAL B CO D AY CO VA L SA -P RU D EN CI AL IN TE R - P RU DE N CIA L B AN CO C 6 - P RU DE NC IA L A GIB A NK - PR UD EN CI AL IT AU - PR UD E NC IA L A BC -B RA SIL - PR UD EN C IAL B CO C O PE RA TI VO S ICR ED I - P RU DE NC IA L X P - PR UD E NC IA L B MG - PR UD E NC IA L C AIX A EC ON Ô M ICA F ED ER AL -P R UD EN CI AL SA F RA -P RU D EN CI AL V OT OR AN T IM -P R UD EN CI AL B RA DE SC O - P RU D EN CIA L B an co do Es ta do do P ar á SA N TA ND E R - PR U DE NC IA L B AN RI SU L - PR U DE NC IA L B AN CO S ICO O B - P RU DE N CIA L B B - PR U DE NC IA L B CO D A M AZ O NIA S A - P RU DE NC IA L 39.8% 38.3% 38.0% 31.2% 24.7% 24.5% 22.4% 22.0% 21.4% 21.0% 18.4% 15.8% 15.6% 14.4% 13.9% 13.8% 13.0% 12.8% 12.7% 12.7% 9.7% 9.6% 9.0% 5.1% 2.6% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 40.0% 45.0% MER CANTIL D O BRA SIL - PRUDENCIAL PINE - PRUD ENC IAL BANCO C6 - PRUDENCIAL NU PAG AM ENTOS - PRUDENCIAL BTG PACTUAL - PRUDENCIAL BCO DA YCOV AL SA - PRUDENCIAL ITAU - PRUDENCIAL CAIX A ECONÔMICA FEDERA L - PRUDENCIAL SAFRA - PRUD ENCIA L XP - PRUDENCIAL AG IBANK - PRUDENCIAL INTER - PRUDENC IAL PICPA Y - PRUDENCIAL BANCO SICOOB - PRUDENCIAL BRA DESCO - PRUDENCIAL ABC -BRA SIL - PRUDENCIAL BCO COOPERA TIVO SICRED I - PRUDENCIAL BCO DO NORD ESTE DO BRA SIL SA - PRUDENCIAL VOTORANTIM - PRUDENCIAL BM G - PRUDENCIAL SANTANDER - PRUDENCIAL BANRISUL - PRUDENCIAL Banco do Estado do Pará BB - PR UD ENCIA L BCO DA AMA ZONIA SA - PRUDENCIAL ROE – 1H’262 In % ROA – 1H’262 In % 12.4 9.019.9 24.2 6.2 11.2 14.2 14.7 17.9 16.9 16.4 10.6 9.8 8.3 32.0 13.6 9.6 9.2 4.8 11.7 9.8 10.1 14.6 9.6 13.9Leverage 1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12 P13 P14 P15 P16 P17 18 P19 P20 21 22 P23 24 P4 P1 P17 P5 P2 P12 P6 P3 P11 P7 P15 P16 P10 P19 P8 P9 P18 P14 P22 P20 P21 P13 P23 P24 AppendixCEO Overview Financial Performance Source: Inter, Banco Central do Brasil and Peers Released Financial Statements. Note 1: Top 25 by total assets in Brazil, according to their prudential conglomerates in 2Q26 excluding development banks, investment banks, captive banks and payment processing focused payments institution (IPs). Note 2: Inter’s own methodology, considering net income attributable to shareholders of the company and average equity attributable to shareholders.

26 Earnings Presentation | 3Q26 Surpassing capital neutrality at Banco Inter CET1 Ratio In % 11.5% +1.0 p.p. -0.7 p.p. 11.8% -0.3 p.p. +0.7 p.p. 12.2% 10.0% 10.5% 11.0% 11.5% 12 .0% 12 .5% 13 .0% June/26 CET1 Banco Inte r Profi t Credit & Operational Risk Se pte mb er/26 Operational JCP to the Ho ldi ng MTM & Othe r Im pacts Se pte mb er/26 CET1 5.1 5.1 2.5 2.5 2.1 7.7 9.7 - 2 .0 4 .0 6 .0 8 .0 1 0. 0 1 2. 0 Banco Inter Inter&Co +30 bps Basel Ratio – Banco Inter S.A. In % Reference Equity In R$ billions 17.0% 15.2% 14.7% 14.4% 13.3% 12.0% 11.6% 11.5% 12.2% 0.6% 0.6% 1.2% 1.2% 1.3% 1.3% 1.8% 1.9% 1.7% 2.2% 14.6% 14.4% 14.0% 14.4% 15.6% 0 .0% 2 .0% 4 .0% 6 .0% 8 .0% 10 .0% 12 .0% 14 .0% 16 .0% 18 .0% 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 15.7% Tier 1 Core Capital Tier 2 Capital Basel Ratio Tier 1 Perpetual +27% Source: Banco Inter Bacen GAAP Financial Statements. Note 1: Capital hold outside Conglomerado Prudencial Banco Inter S.A. level. Note 2: Excess capital within Conglomerado Prudencial Banco Inter S.A. Note 3: Additional and minimum tier 1 capital requirements. AppendixCEO Overview Financial Performance Minimum Capital Requirement3 Banco Inter S.A. Excess Capital2 Banco Inter S.A. Excess Capital Inter&Co1

27 Earnings Presentation | 3Q26 Closing Remarks João Vitor Menin Global CEO

Earnings Presentation | 3Q26

4 financial highlights for this quarter

CREDIT GROWTH

25%

Expanded Credit Portfolio[1]
Growth YoY

3x

YoY Inter growth vs. market growth

Growing well above the market

ASSET QUALITY PERFORMANCE

5.9%

Cost of risk[2]
3Q26

Flat

vs. last quarter

Even with the market deteriorating

NIM EVOLUTION

~10%

Net interest margin[3]
3Q26

+70 bps

vs. 3Q25

Even with IPCA impacts

EFFICIENCY RATIO

41.9%

Cost-to-income[4]
3Q26

322 bps

improvement vs. 3Q25

Operating leverage in action



Note 1: Expanded Loan Portfolio = Loans and advancements to customers, gross of provision expenses + private securities. **Note 2:** All-in Cost of Risk. Considering Gross Loan Portfolio and securities that generate provision expenses. **Note 3:** NIM 2.0 does not include transactor credit card portfolio. **Note 4:** Efficiency ratio excluding taxes on interest on own capital.

28

29 Earnings Presentation | 3Q26 Appendix

30 Earnings Presentation | 3Q26 Balance Sheet (In R$ million) Income Statement (In R$ million) AppendixCEO Overview Financial Performance

31 Earnings Presentation | 3Q26 Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not fact or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate” , “project” , “predict” , “plan” , “believe” , “can” , “expectation” , “anticipate” , “ intend” , “aimed” , “potential” , “may” , “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20F. The numbers for our key metrics Unit Economics), which include active users, as average revenue per active client ARPAC, cost to serve CTS, are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL  90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume GMV, Premium, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP  Non-int. CC Receivables 1.0, Net Interest Margin IEP 2.0, Cost-to-Serve, Risk-Adjusted Net Interest Margin IEP  Non-int. CC Receivables 1.0, Risk Adjusted Net Interest Margin IEP 2.0, Risk Adjusted Efficiency Ratio. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. AppendixCEO Overview Financial Performance

32 Earnings Presentation | 3Q26 Activation Rate: Number of active clients at the end of the quarter Total number of clients at the end of the quarter Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. Annualized interest rates: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non- interest earnings credit card receivables, and Anticipation of Credit Card Receivables. Anticipation of credit card receivables: Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions”. ARPAC gross of interest expenses: (Interest income + (Revenue from services and comissions − Cashback − Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 quarters Active Clients ARPAC net of interest expenses: (Revenue − Interest expenses) ÷ 3 Average of the last 2 quarters Active Clients ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter. 1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period. Basel ratio: Referential equity Risk weighted assets Card+PIX TPV: PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil. Card+PIX TPV per active client: Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period. Cost of funding: Interest expenses × 4 Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors by resources to release, securities issued, securities sold under agreements to repurchase, interbank deposits and others) Non-IFRS measures and KPIs AppendixCEO Overview Financial Performance

Earnings Presentation | 3Q26

inter

Non-IFRS measures and KPIs

Cost of funding normalized by business days:

$$\frac{\text{Interest expenses} \times 4 \div \text{business days in the quarter} \times 63}{\text{Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors by resources to release, securities issued, securities sold under agreements to repurchase, interbank deposits and others)}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of: Loans and advances to customers + Commercial promissory notes + Certificates of agricultural receivables + Certificates of real estate receivables + Debenture (Fair value through other comprehensive income) + Ruralproduct bill + Debentures (Amortized cost) + Investment fund quotas + + Certificates of real estate receivables + Debentures + Bank deposit certificates + Certificates of agricultural receivables + Agribusiness credit bills + Commercial promissory notes + Real estate credit bills (Fair value through profit or loss)}}$$

Cost-to-serve (CTS):

$$\frac{(\text{Personnel Expense} + \text{Administrative Expenses} + \text{Depreciation and Amortization}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss} + \text{Provision for expected credit losses on loan commitments}}{\text{Overdue higher than 90 days}}$$

Earning portfolio (IEP):

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

Efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expenses} + \text{Taxes on interest on own capital}}$$

Expanded Loan Portfolio:

Expanded Loan Portfolio considers "Loan Portfolio" + "Private Securities"

Fee income ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and on-lending

Global Clients:
Includes Brazilian Global Account clients, US clients and international investors.

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

CEO Overview Financial Performance Appendix 33

Earnings Presentation | 3Q26

inter

Non-IFRS measures and KPIs

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Loan portfolio:

Loans and Advance to Customers, gross of provision for expected losses

Margin per active client gross of interest expenses:

ARPAC gross of interest expenses – Cost to Serve

Margin per active client net of interest expenses:

ARPAC net of interest expenses – Cost to Serve

Net fee income:

Net result from services and commissions + Other Revenue + Revenue foreign exchange

Net interest income:

Interest Income + Interest Expenses + Income from securities + Income from derivatives

Net revenue:

Net interest income + Net fee income

Net revenue IOC adjusted:

Net interest income + Net fee income + Taxes on interest on own Capital

NIM 2.0 - IEP Only:

$$\frac{\text{Net interest income and income from securities, derivatives and foreign Exchange x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from financial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for expected losses + Derivative financial assets + Loans and advances to customers, net of provisions for expected credit losses) – Interbank deposits}}$$

NPL 15 to 90 days - Excluding Credit Card Receivables:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers}}$$

NPL > 90 days - Excluding Credit Card Receivables:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers}}$$

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter – Overdue balance higher than 90 days in the previous quarter + Write – off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Primary Banking Relationship:

A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Private Securities:

Private Securities comprise the following instruments: Debentures, Certificates of Real Estate Receivables, Investment Fund Quotas, Certificates of Agricultural Receivables, Commercial Promissory Notes, Fixed-Term Deposit with Special Guarantee, Rural Product Bill, Financial Bills, Bank Deposit Certificates, Agribusiness Credit Bills (LCA), Real Estate Credit Bills (LCI), Development Bills of Credit, and FIDC Fund Quotas.

CEO Overview Financial Performance Appendix 34

Earnings Presentation | 3Q26

Non-IFRS measures and KPIs

Return on Average Assets (ROA):

$$\frac{(\text{Profit (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total assets}}$$

Return on Average Equity (ROE):

$$\frac{(\text{Profit (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Return on Average Tangible Equity Excluding Only Goodwill (ROTE):

$$\frac{(\text{Profit (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity} - \textit{goodwill}}$$

Risk-Adjusted NIM 2.0:

$$\frac{\begin{pmatrix}\text{Net interest income and income from securities, derivatives and foreign exchange} \\ -\text{Impairment losses on financial assets}\end{pmatrix} \text{x } 4}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from financial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for expected losses + Derivative financial assets + Loans and advances to customers, net of provisions for expected credit losses - Interbank deposits - Credit card transactor portfolio)}}$$

SG&A:

Administrative Expenses + Personnel Expenses + Depreciation and Amortization

Securities:

Income from securities and derivatives – Income from derivatives

Stage 3 formation:

$$\frac{\begin{matrix}\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} \\ +\text{Write} - \text{off change in the current quarter}\end{matrix}}{\text{Total loans and advance to customers in the previous quarter}}$$

Total gross revenue:

Interest income + (Revenue from services and commissions − Cashback expenses − Inter rewards) + Income from securities and derivatives + Other revenue

CEO Overview Financial Performance Appendix 35

36 Earnings Presentation | 3Q26